UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GTT Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

362393100
(CUSIP Number)

May 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 362393100	13G

1	NAME OF REPORTING PERSON Aleph Tiger Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- (see Item 4)
	6	SHARED VOTING POWER 3,948,449 (see Item 4)
	7	SOLE DISPOSITIVE POWER -0- (see Item 4)
	8	SHARED DISPOSITIVE POWER 3,948,449 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,948,449 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% (see Item 4)
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 362393100	13G

1	NAME OF REPORTING PERSON Aleph Capital Partners GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- (see Item 4)
	6	SHARED VOTING POWER 3,948,449 (see Item 4)*
	7	SOLE DISPOSITIVE POWER -0- (see Item 4)
	8	SHARED DISPOSITIVE POWER 3,948,449 (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,948,449 (see Item 4)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% (see Item 4)*
12	TYPE OF REPORTING PERSON* CO
*	Includes all of the shares beneficially owned by Aleph Tiger Investors LP.

CUSIP NO. 362393100	13G

1	NAME OF REPORTING PERSON Hugues Bernard Charles Lepic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- (see Item 4)
	6	SHARED VOTING POWER 3,948,449 (see Item 4)*
	7	SOLE DISPOSITIVE POWER -0- (see Item 4)
	8	SHARED DISPOSITIVE POWER 3,948,449 (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,948,449 (see Item 4)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% (see Item 4)*
12	TYPE OF REPORTING PERSON* IN
*	Includes all of the shares beneficially owned by Aleph Tiger Investors LP.

CUSIP NO. 362393100	13G

1	NAME OF REPORTING PERSON Crestview III Tiger, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- (see Item 4)
	6	SHARED VOTING POWER 3,948,449 (see Item 4)*
	7	SOLE DISPOSITIVE POWER -0- (see Item 4)
	8	SHARED DISPOSITIVE POWER 3,948,449 (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,948,449 (see Item 4)*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% (see Item 4)*
12	TYPE OF REPORTING PERSON* PN
*Includes all of the shares beneficially owned by Aleph Tiger Investors LP., which shares may be deemed to be beneficially owned by the reporting person but which shares are disclaimed by the reporting person pursuant to Rule 13d-4.

CUSIP NO. 362393100	13G

Item 1 (a).	Name of Issuer:

GTT Communications, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

7900 Tysons One Place Suite 1450
Mclean, VA 22102

Item 2 (a).	Name of Person Filing:

Aleph Tiger Investors LP (“Aleph Tiger”), Aleph Capital Partners GP Limited (“Aleph Capital”), Hugues Bernard Charles Lepic (“Lepic”) and Crestview III Tiger, L.P. (“Crestview”) are each a “Reporting Person” and referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

For Aleph Tiger and Aleph Capital:
c/o Aztec Group Guernsey
656 Trafalgar Court Les Banques St Peter Port Guernsey
GY1 3PP, United Kingdom

For Lepic:
c/o Aztec Group Guernsey
656 Trafalgar Court Les Banques St Peter Port Guernsey
GY1 3PP, United Kingdom

For Crestview:
667 Madison Avenue, 10th Floor,
New York, NY 10065

Item 2 (c).	Citizenship:

Aleph Tiger is a Guernsey limited partnership.  Aleph Capital is a Guernsey corporation.  Lepic is a citizen of France. Crestview is a Delaware limited partnership.

Item 2 (d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2 (e).	CUSIP Number:

362393100

CUSIP NO. 362393100	13G

Item 3.	Not Applicable

Item 4	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock, as of the date hereof, are incorporated by reference.

As of the date hereof, the Reporting Persons beneficially owned in the aggregate 3,948,449 shares of Common Stock, which were directly owned by Aleph Tiger, representing approximately 7.2% of the shares of Common Stock outstanding (based on the sum of:  (i) 44,954,763 outstanding shares of Common Stock as of May 1, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018 and (ii) 9,589,094 shares of Common Stock issued by the Issuer in connection with the Issuer’s previously announced acquisition of Interoute Communications Holdings S.A.)

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.  Under certain circumstances, Venture Six Holdings LLC, a limited partner of Aleph Tiger, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by Aleph Tiger.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP NO. 362393100	13G

Item 10.	Certification

(c)  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2018	ALEPH TIGER INVESTORS LP

Acting by its general partner:

Aleph Capital Partners GP Limited

	By:	/s/ Matt Chick
Name: Matt Chick
Title: Director

ALEPH CAPITAL PARTNERS GP LIMITED

	By:	/s/ Matt Chick
Name: Matt Chick
Title: Director

/s/ Hugues Bernard Charles Lepic
Hugues Bernard Charles Lepic

CRESTVIEW III TIGER, L.P.

Acting by its general partner:

Crestview III Tiger GP, LLC

By:	/s/ Ross Oliver
Name: Ross Oliver
Title: General Counsel

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated June 6, 2018, by and among the Reporting Persons